Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30,
	2010	2009
Earnings:	($ in millions)
Income before taxes	$79.2	$175.1
Add (deduct):
Equity in income of non-consolidated affiliates	(22.8)	(32.9)
Dividends received from non-consolidated affiliates	1.5	3.1
Capitalized interest	(0.8)	(9.1)
Fixed charges as described below	32.7	25.8
Total	$89.8	$162.0
Fixed charges:
Interest expensed and capitalized	$20.3	$14.3
Estimated interest factor in rent expense(1)	12.4	11.5
Total	$32.7	$25.8
Ratio of earnings to fixed charges	2.7	6.3

(1)         Amounts represent those portions of rent expense that are reasonable approximations of interest costs.